

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Oren Harari
Interim Chief Financial Officer
SatixFy Communications Ltd.
12 Hamada St., Rehovot 670315
Israel

      Re: SatixFy Communications Ltd.
          Amendment No. 1 to Registration Statement on Form F-1
          Filed December 16, 2022
          File No. 333-268510

Dear Oren Harari:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Aggregate Compensation of Directors and Executive Officers, page 133

1. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing